UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ____________)*

                          Page America Group, Inc.
                          ________________________
                              (Name of Issuer)

                        Common Stock, $.10 par value
                        ____________________________
                       (Title of Class of Securities)

                                  695465302
                                  _________
                               (CUSIP Number)


                           John B. Watkins, Esq.,
                        Wilmer, Cutler & Pickering,
                    100 Light Street, Baltimore, MD 21201
                             (410) 986-2820
                             ______________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 22, 1996
                               ______________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box is a fee is being paid with the statement X. (A
                                                                 ___
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







       2 of 8

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

       3 of 8
                         SCHEDULE 13D
CUSIP No. 695465302_____________________

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Metrocall, Inc.
      IRS Identification No. 54-1215634

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)___
                                                           (b)___

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                      ____

6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


       NUMBER OF            7    SOLE VOTING POWER
        SHARES                        -0-
      BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY                   10,459,379
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING                      -0-
        PERSON             10    SHARED DISPOSITIVE POWER
         WITH                         -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
        10,459,379

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       SHARES*                                             ____

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        51%

14    TYPE OF REPORTING PERSON*
        CO
       4 of 8

                This Schedule 13D is filed by and on behalf of Metrocall, Inc. ("Metrocall"). Metrocall has not previously filed a Schedule 13D with respect to the securities that are the subject of this filing. As described more fully in Item 4 below, Metrocall is filing this Schedule 13D pursuant to Rule 13d-1(a) as a result of its entry into a certain Shareholders Agreement dated April 22, 1996 (the "Shareholders Agreement") with several holders of Page America Group, Inc.'s common stock (the "Page America Shareholders") which granted Metrocall shared voting power over such common stock.


ITEM 1.  SECURITY AND ISSUER.

                The class of securities to which this statement relates is shares of common stock, par value $.10 (the "Common Stock") of Page America, Inc. (the "Issuer"), a New York corporation, whose principal executive office is located at 125 State Street, Suite 100, Hackensack, New Jersey, 07601.


ITEM 2.  IDENTITY AND BACKGROUND.

                Name:  Metrocall, Inc.

                State of Organization:  Delaware

                Principal Business:  Wireless Communications, Paging and
                                     Messaging Industry

                Principal Business Address:  6677 Richmond Highway,
                                             Alexandria, Virginia

                The name, business address, principal occupation and citizenship of each of the directors and executive officers and Metrocall (the "Directors and Executive Officers"), and of each of the members of the Board of Trustees of the Henry L. Hillman Trust, established under the laws of Pennsylvania on November 18, 1985 (which may be deemed to be a controlling person of Metrocall) (the "Trustees") are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

                During the last five years, neither Metrocall nor any of the persons identified in Exhibit 1 have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Metrocall acquired shared voting power over the Common Stock and the Page America Shareholders' shares of the Issuer's Series One Convertible Preferred Stock (the "Preferred Stock") (each of which votes along with the Common Stock) pursuant to the Shareholders Agreement as consideration for Metrocall's execution of a certain Asset Purchase


       5 of 8

Agreement by and among Metrocall, the Issuer and certain of the Issuer's wholly owned subsidiaries dated April 22, 1996 (the "Asset Purchase Agreement").


ITEM 4.  PURPOSE OF TRANSACTION.

                Metrocall and the Page America Shareholders entered the Shareholders Agreement in order to facilitate the transactions contemplated by the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, Metrocall has agreed to purchase substantially all of the Issuer's assets for a total combined purchase price of $78,500,000 in cash and Metrocall common stock, par value $.01 (the "Asset Sale and Purchase").

                Pursuant to the Shareholders Agreement, the Page America Shareholders agreed (i) to vote or otherwise grant Metrocall an irrevocable proxy for the sole and limited purpose of voting the Common Stock and the Preferred Stock in favor of the Asset Sale and Purchase at any special meeting of the stockholders of the Issuer called to consider the Asset Sale and Purchase and (ii) to grant Metrocall an irrevocable option to purchase the Page America Shareholders' holdings of Common Stock and Preferred Stock in the event that the Issuer exercises its right to terminate the Asset Purchase Agreement upon its receipt of a financially superior offer or proposal to acquire all or a significant part of the Issuer's business, assets or capital shares by merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (the "Stock Option"). Metrocall may exercise the Stock Option upon the occurrence of the referenced condition at any time prior to February 1, 1997, the ultimate termination date of the Asset Purchase Agreement. The Stock Option is exercisable (i) for each share of Common stock, at a price equal to the average of the last sales price per share of such Common Stock on the American Stock Exchange for the twenty consecutive trading days immediately prior to April 22, 1996 and (ii) for each share of Preferred Stock at a price of $105.

                Other than the Asset Sale and Purchase and the Stock Option, the terms of which are both as outlined herein, neither Metrocall nor to Metrocall's knowledge, any persons identified in Exhibit 1 have (i) any plans or proposals relating to the Issuer, nor (ii) any current plans to acquire additional shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                (a) Pursuant to the Shareholders Agreement, Metrocall acquired limited shared voting rights over (i) 601,376 shares of Common Stock, and (ii) 198,296 shares of Preferred Stock, which are convertible into approximately 4,407,003 shares of Common Stock. Metrocall will in addition acquire, pursuant to a declared dividend on the Preferred Stock that will be received by the Page America Shareholders sometime within the next sixty (60) days, limited shared voting power over approximately 5,451,000 additional shares of the Issuer's Common Stock (the "Dividend").

                As a result of the above, Metrocall is deemed to beneficially own an aggregate of 10,459,379 shares of Common Stock, constituting 51% of the Issuer's shares deemed outstanding. The shares deemed outstanding include (i) 8,052,305 shares of Common Stock outstanding,
(ii) 4,407,003 shares of Common Stock into which the Page America


       6 of 8

Shareholders Preferred Stock is convertible, and (iii) 7,900,000 shares of Common Stock to be issued pursuant to the Dividend, each as reported in the Issuer's annual report on Form 10-K for the year ended December 31, 1995.

                (b) As stated above, Metrocall has or will have shared voting power over 601,376 shares of Common Stock, 198,276 shares of Preferred Stock convertible into approximately 4,407,003 shares of Common Stock, and approximately 5,451,000 shares of Common Stock to be issued pursuant to the Dividend. As and when the Preferred Stock is converted into Common Stock, Metrocall will have shared voting power over shares of Common Stock acquired upon conversion.

                (c) Other than as set forth above, neither Metrocall nor to Metrocall's knowledge any of the persons identified in Exhibit 1 have effected any transactions of shares of Common Stock during the past sixty days.

                (d)  Not applicable.

                (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                The Shareholders Agreement dated April 22, 1996 by and among Metrocall, Bariston Paging Partners, L.P., Bariston Associates, Inc., T. Rowe Price High Yield Fund, and Sandler Mezzanine General Partnership, the terms of which are described in item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit                            Description
      _______                            ____________

        1                Directors and Executive Officers of Metrocall, Inc.
                         and Trustees of the Henry L. Hillman Trust

        2 Shareholders Agreement dated April 22, 1996 by and among Metrocall, Inc., Bariston Paging Partners, L.P., Bariston Associates, Inc., T. Rowe Price High Yield Fund, and Sandler Mezzanine General Partnership

        3 The Asset Purchase Agreement dated April 22, 1996 by and among Page America Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page America Communications of Indiana, Inc., and Page America of Pennsylvania, Inc.
       7 of 8

                                  SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


____________________________     Metrocall, Inc.
Date
                                        /s/ Vincent D. Kelly
                                 By:________________________________________
                                    Vincent D. Kelly,
                                    Chief Financial Officer and Treasurer

       8 of 8

                                Exhibit Index
                               _____________

Exhibit                                                                Page
_______                                                                ____

Exhibit 1: Directors and Executive Officers of Metrocall, Inc. and Trustees of the Henry L. Hillman Trust


Exhibit 2: Shareholders Agreement dated April 22, 1996 by and among Metrocall, Inc., Bariston Paging Partners, L.P., Bariston Associates, Inc., T. Rowe Price High Yield Fund, and Sandler Mezzanine General Partnership

Exhibit 3: The Asset Purchase Agreement dated April 22, 1996 by and among Page America Group, Inc., Page America of New York, Inc., Page America of Illinois, Inc., Page America Communications of Indiana, Inc., and Page America of Pennsylvania, Inc